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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Sunset Drive
(No. and Street)

Englewood	Colorado	80113
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Poelma (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

1999 Broadway, Suite 4000	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co, as of December 31, 20 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY A. BYRNE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134005856
MY COMMISSION EXPIRES JANUARY 24, 2017

Signature

President

Title

KIMBERLY A. BYRNE

Notary Public

State of CO County of DENVER
Subscribed and sworn before me on 1.20.2017 (Date)
(Notary Signature)

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wm Smith & Co.

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2016

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

WM SMITH & CO

Table of Contents

Page

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 7

Supplemental Information

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission 14

Report of Independent Registered Public Accounting Firm 15

Exemption Report 16

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm Smith & Co.

We have audited the accompanying statement of financial condition of Wm Smith & Co. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements (collectively, the "financial statements"). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Co. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 24, 2017

WM SMITH & CO

Statement of Financial Condition

	December 31, 2016
Assets	
Assets	
Cash and cash equivalents	$ 458,736
Marketable securities owned	797,449
Due from clearing broker	69,191
Due from stockholders and affiliate	820,285
Prepaid expenses	10,062
Deposits	12,243
Property and equipment, net of accumulated depreciation of $70,116	25,049
Total assets	$ 2,193,015
Liabilities and Stockholders' Equity	
Liabilities	
Accrued liabilities	$ 213,331
Total liabilities	213,331
Commitments and contingencies (Note 6 and 7)	
Stockholders' equity	
Common stock, $0.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	681,500
Retained earnings	1,288,184
Total stockholders' equity	1,979,684
Total liabilities and stockholders' equity	$ 2,193,015

See notes to financial statements.

WM SMITH & CO
Statement of Operations

	For the Year Ended December 31, 2016
Revenues	
Commissions	$ 476,690
Sales income	347,280
Investment banking revenue	27,005
Total commissions and investment banking revenue	850,975
Trading losses	(57,394)
Other income	3,148
Total revenues	796,729
Expenses	
Employee compensation and benefits	493,113
Other operating expenses	549,390
Clearing expenses	138,863
Depreciation	16,912
Total expenses	1,198,278
Net loss	$ (401,549)

See notes to financial statements.

WM SMITH & CO
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balances - January 1, 2016	50,000	$ 10,000	$ 681,500	$ 1,689,733	$ 2,381,233
Net loss	-	-	-	(401,549)	(401,549)
Balances - December 31, 2016	50,000	$ 10,000	$ 681,500	$ 1,288,184	$ 1,979,684

See notes to financial statements.

WM SMITH & CO
Statement of Cash Flows

	For the Year Ended December 31, 2016
Cash from operating activities	
Net loss	$ (401,549)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation	16,912
Trading losses	57,394
Changes in assets and liabilities	
Marketable and non-marketable securities owned	128,826
Due from clearing broker	(5,811)
Due from stockholders and affiliate	61,160
Prepaid expenses	165
Accrued liabilities	39,734
Net cash used in operating activities	(103,169)
Cash from investing activities	
Purchase of property and equipment	(4,947)
Net cash used in investing activities	(4,947)
Net decrease in cash and cash equivalents	(108,116)
Cash and cash equivalents - beginning of year	566,852
Cash and cash equivalents - end of year	$ 458,736

See notes to financial statements.

(Continued from the previous page)

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended December 31, 2016 was $260.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wm Smith & Co, an S corporation (the "Company"), is a broker registered with the Securities and Exchange Commission (the "SEC") and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, became licensed as a broker-dealer, and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority, the Company provides brokerage services to customers throughout the United States and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. Pershing, LLC (Pershing) carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company reports all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

The Company maintains a $150,453 deposit with Pershing to offset certain risks assumed by Pershing related to the clearing and settling of securities and cash transactions on behalf of the Company. This deposit is included in cash and cash equivalents.

Securities Owned

Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies.

Due from Clearing Broker and Other Receivables

Amounts due from the clearing broker are recorded as trades and are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Other receivables are recorded after the service is provided and the revenue is fixed and determinable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Commission, Sales, and Investment Banking Revenue

The Company recognizes revenue and expenses related to brokerage services on a trade-date basis.

Sales revenue related to hard dollar receipts is recognized if receipt is eminent. The timing and payment of these revenues are variable and dependent entirely upon the customer, as the Company does not have a contract with its customers.

Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and securities owned. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of marketable equity securities.

Securities transactions are initiated on a fully disclosed basis with Pershing. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

During 2016, two customers accounted for 68% of commissions revenue, four customers accounted for 76% of sales income, and two customers accounted for 100% of investment banking revenue.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, and amounts due to/from stockholders, approximated fair value at December 31, 2016 because of the relatively short maturity of these instruments. Marketable securities owned consist of equity trading and investment securities measured at fair value.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be the responsibility of the stockholders. Accordingly, there would be no effect on the Company's financial statements.

If incurred, interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2016. The Company's information returns for tax years subject to examination by tax authorities include 2010 and 2011 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through February 24, 2017, which is the date the financial statements were available for issuance. There were no material subsequent events requiring recognition or disclosure based upon this evaluation.

Note 2 - Fair Value Measurements

Accounting Standards Codification Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial assets at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment.

Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured on a recurring basis and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Investments that are included in this category for the Company include marketable securities owned, comprised of listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are included in this category for the Company include marketable securities owned, comprised of corporate bonds and related warrant rights. The Company did not hold any level 2 investments at December 31, 2016.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company did not hold any level 3 investments at December 31, 2016.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Note 3 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2016:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 522,109	$ -	$ -	$ 522,109
Healthcare	146,254	-	-	146,254
Services	75,897	-	-	75,897
Financial	26,645	-	-	26,645
Industrial goods	25,813	-	-	25,813
Textiles	724	-	-	724
Energy	7	-	-	7
Total marketable securities owned	797,449	-	-	797,449
Total	$ 797,449	$ -	$ -	$ 797,449

Note 4 - Related Party Transactions

The Company shared some of its employees with Wm Smith Special Opportunities Research Company ("WSSOR"), a company controlled by William S. Smith. Direct and shared expenses paid by the Company on behalf of WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's estimate of the proportionate benefit to WSSOR and the Company. During 2016, the Company did not allocate expenses to WSSOR as the company is inactive, and the costs nominal.

As of December 31, 2016, amounts receivable from WSSOR totaled $171, which are reflected in amounts due from stockholders and affiliate.

Additionally, there are amounts due from stockholders for various expenses paid on their behalf. As of December 31, 2016, amounts receivable from stockholders totaled $820,114, are unsecured and non-interest bearing, and are reflected in amounts due from stockholders and affiliate.

Note 5 - Minimum Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2016, the Company had net capital of $944,655, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.226 to 1 as of December 31, 2016. There is no material difference between the FOCUS report filed for December 31, 2016 and the supplemental schedules presented below.

Note 6 - Commitments

Operating Leases

The Company leases facilities under non-cancellable operating leases. Rent expense was $63,504 and sublease payments were $64,554 for the year ended December 31, 2016.

At the end of 2015, the Company moved to a virtual office setting from 3200 Cherry Creek South Drive, Denver, Colorado ("Cherry Creek"). The Cherry Creek lease expires April 2018 and, effective September 2, 2015, the Company sublet the space to a third party through the leases' expiration date, with the first three months free rent and the remainder monthly rental payments of $5,565. The Company shall be liable to the property owner for any non-payment by the assignee to the sublease.

Future minimum lease payments under these leases as of December 31, 2016, were approximately as follows:

Year Ending December 31,	Cherry Creek	Sublease Income	Net Lease Payments
2017	72,716	(65,667)	7,049
2018	24,486	(22,260)	2,226
	$ 97,202	$ (87,927)	$ 9,275

Note 7 – Contingencies Footnote:

Securities and Exchange Commission ("SEC')

During the year ended December 31, 2016, the Firm recorded a liability of $50,000 payable to the SEC in the probable settlement of a claim for failure to follow the Company's Written Supervisory Procedures. The Company is currently in negotiations with the SEC in this matter.

Ally Financial IPO Litigation

On October 21, 2016, a purported securities class action complaint was filed against Ally Financial Inc. ("Ally"), certain of its directors and officers and all of the underwriters on the April 2014 IPO. The Company was part of the underwriters group of the April 2014 initial offering of Ally Shares issued by Ally. Ally in accordance with Section 8 of the Underwriting Agreement relating to the April 2014 offering, has confirmed its indemnity obligation with the Underwriting group to indemnify them; including but not limited to the reimbursement of all counsel fees and disbursements as they are incurred. At this time the Company has not recorded a liability associated with the class action complaint as Ally is indemnifying the Company.

SUPPLEMENTAL INFORMATION

WM SMITH & CO

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Net Capital

Stockholders' equity	$ 1,979,684
Deductions	
Securities - certain marketable securities	21
Due from stockholders and affiliate	820,285
Haircuts on securities	151,136
Other Accounts Receivable	33,430
Prepaid expenses	10,062
Property and equipment	7,852
Deposits and other	12,243
Total deductions	1,035,029
Net capital	$ 944,655

Aggregate Indebtedness

Total aggregate indebtedness	$ 213,331

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 14,222
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 844,655
Aggregate indebtedness to net capital	0.226

There are no differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2016.

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm Smith & Co.

We have reviewed management's statements, included in the accompanying Wm Smith & Co. Assertions, in which *(a)* Wm Smith & Co. identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Wm Smith & Co. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and *(b)* Wm Smith & Co. stated that Wm Smith & Co. met the identified exemption provisions throughout the most recent fiscal year without exception. Wm Smith & Co.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wm Smith & Co.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 24, 2017

WM SMITH & CO

Exemption Report
SEA Rule 17 C.F.R. § 240.17a-5 as of December 31, 2016

Wm Smith & Co (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2016.

(2) The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 because it meets conditions set forth in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) of the rule, which are specified below:

(a) The provisions of the Customer Protection Rule shall not be applicable to an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(3) The Company has met the identified exemption provisions throughout the fiscal year ended December 31, 2016 without exemption.

(4) The Company has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge

By: William J Smith

Title: President

December 31, 2016